Mail Stop 6010

January 3, 2008

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

      Re: Talecris Biotherapeutics Holdings Corp.
               Registration Statement on Form S-1, Amendment 4
               Filed December 19, 2007
               File No. 333-144941

Dear Mr. Stern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. The staff notes that subsequent to the filing of amendment # 4 the registrant's fiscal year ended. Accordingly, the next pre-effective amendment should include updated executive compensation information for the year ended on December 31, 2007, as well as December 31, 2006. Please note that this information should also

be included in the red-herring prospectus that you distribute to potential purchasers.

Certain Risk Factors, page 7

2. Briefly expand the penultimate bullet to state that due to actions by the European regulatory authorities you are no longer permitted to distribute your products in Europe except for Prolastin. Quantify the amount of European sales for these disallowed products that you recognized during fiscal 2006 and the first three quarters of 2007.

Our products and manufacturing processes are subject to regulatory requirements……, pages 24 -25

3. We note the new disclosure included on page 25 regarding the resolution of the customer dispute and the actions of the European regulatory authorities in not allowing any further release of your products in Europe other than Prolastin. Please expand this discussion to identify the products you previously distributed in Europe that you are no longer able to distribute. Clarify to what the potential loss of $20 million relates. We assume this related to potential write-down of inventory amounts. Also expand the disclosure to quantify the amount of your historical European sales for these disallowed products that you recognized during fiscal 2006 and the first three quarters of 2007.

Grants of Plan Based Awards – Fiscal Year 2006, page 168

4. The disclosure in footnote 3 regarding the percentage of performance as opposed to time based options appears to be inconsistent with the disclosure in the carryover paragraph on pages 70-71. That disclosure indicates that these amounts were recently changed for those options vesting in 2009 and 2010. Please revise to reconcile these disclosures or tell us why no revision is necessary.

Employment Agreements, pages 174 -175

5. In the second paragraph of this section, please quantify the potential value of the options that Mr. Stern will receive upon consummation of the offering.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
        Aron Izower
        Reed Smith LLP
        599 Lexington Avenue
        New York, New York 10022